[Reference Translation]

February 5, 2025

To Whom It May Concern:

Company name:	TOYOTA MOTOR CORPORATION
Name and Title of Representative:	Koji Sato, President
(Code Number:7203; Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: +81-565-28-2121)

Notification of Change in Status of Subsidiary

(Establishment of a new subsidiary)

At the Board of Directors meeting held on February 5, 2025, Toyota Motor Corporation (“Toyota”) has resolved to establish a new wholly-owned company in Jinshan District, in southwest Shanghai to develop and produce battery electric vehicles (“BEVs”) and batteries.

1.	The reason of establishment of subsidiary

Toyota will sign a comprehensive partnership agreement with the Shanghai municipal government in China regarding carbon neutrality. Under this partnership with the Shanghai municipal government, Toyota hopes to contribute to the Chinese government’s goal of achieving carbon neutrality by 2060 in fields such as hydrogen energy, automated driving technology, and battery recycling and reuse. To drive the initiative forward, Toyota will establish a new company based on the belief that quicker supply of products that meet customers’ needs is important in China where there is a high demand for new energy vehicles.

2.	Overview of the subsidiary

(1) Company Name	To be determined

(2) Location	Jinshan District, Shanghai, China

(3) Job title and name of representative	Tatsuro Ueda, President

(4) Description of business	Development and production of BEVs, and production of batteries

(5) Share capital	JPY 107.1 billion (planned)

(6) Date of establishment	Scheduled for the first half of 2025. Subject to the completion of necessary procedures in accordance with local laws and other conditions.

(7) Investment ratio	Toyota, 100%

(8) Relationship between Toyota and said company	Capital relationship	Toyota will hold 100% ownership and make it a consolidated subsidiary.

	Personnel relationship	Two (2) executives from Toyota and one (1) executive from Toyota’s subsidiary, Toyota Motor (China) Investment Co., Ltd.

	Business relationship	Licensed production of Toyota’s products.

3.	Future outlook

Toyota believes that this investment has little impact on Toyota’s business performance.

The newly formed company will develop a new BEV under the Lexus brand, with production scheduled to begin from 2027 onwards. The initial production capacity is expected to be around 100,000 units per year, and approximately 1,000 new jobs are planned for the start-up phase.

Toyota has been working with partners such as China FAW Group Corp., Ltd. and Guangzhou Automobile Group Co., Ltd. to bring smiles to customers in China. Going forward, Toyota will continue working together with all its partners to be a “best-in-town” company to achieve its goal of “producing happiness for all.”

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